UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 18 July, 2023

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 12 July 2023: Update on the application in terms of clause 12A of the Minimum Emission Standards in South Africa; Sasol to appeal

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, the Company, Debt issuer)

UPDATE ON THE APPLICATION IN TERMS OF CLAUSE 12A OF THE MINIMUM EMISSION STANDARDS IN SOUTH AFRICA; SASOL TO APPEAL

Sasol's emission sources at our operations in South Africa are regulated in accordance with atmospheric emission licenses which are based on the Minimum Emission Standards (MES) of 22 November 2013 published in terms of section 21 of the National Environmental Management: Air Quality Act 39 of 2004).

On 11 July 2023, Sasol was informed that the National Air Quality Officer (NAQO) had declined its application of June 2022 in terms of Clause 12A of the MES to be regulated on an alternative emission load basis for the sulphur dioxide (SO_2) emissions from the boilers at its Secunda Operations' steam plants from 1 April 2025 onwards.

Sasol will appeal the decision to the Minister of Forestry, Fisheries and the Environment, as provided for in Section 43(1) of the National Environmental Management Act, 107 of 1998. The appeal process allows the Minister to consider the application afresh.

Clause 12A of the MES permits existing plants to be regulated on an alternative emission load, as opposed to the current concentration-based limit (the mass of pollutant per cubic metre of air emitted) specified in the MES. Sasol applied to the NAQO to be regulated on alternative load-based limits for the sulphur dioxide (SO_2) emissions generated from the boilers at its Secunda Operations' steam plants from 1 April 2025 onwards.

Since 2015, Sasol has implemented several projects at Secunda, Sasolburg and Natref, to progressively reduce emissions to comply with the MES, and has spent more than R7 billion over the last 5 years on emission reduction projects. As such, we have achieved MES compliance for 98% of our emission sources at these operations. The remaining sources (2%) are part of our ongoing journey to enable MES compliance by 1 April 2025. The only remaining challenge relates to achieving the concentration-based limit for sulphur dioxide (SO_2) emissions from the boilers at the Secunda Operations' steam plants.

An integrated emission reduction roadmap, which intends to deliver emissions reductions in terms of both greenhouse gas emissions (GHG), SO_2 and other pollutants, was identified as the optimal approach and best aligned with the objectives of NEMAQA and the purpose of the MES. This involves the turning down of boilers, reducing coal usage and ramping up our imports of renewable energy to 1 200 MW by 2030, which is aligned to Sasol's strategy.

Sasol has already seen a reduction in emissions through the implementation of energy efficiency projects and is progressing the deployment of more than half of the committed renewable energy target from 2025 onwards.

Sasol remains committed to ambient air quality improvement, legal compliance, transforming our operations and reducing our environmental footprint in line with our strategy.

12 July 2023
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 July 2023

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary